

April 8, 2014

<u>Via E-mail</u>
Thomas Hurley
President
Module One RD, Inc.
228 Clearwater Drive
Ponte Vedra Beach, FL 32082

> **Re: Module One RD, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 26, 2013**
> **Form 10-Q for the Quarterly Periods Ended September 30, 2013 and**
> **December 31, 2013**
> **Filed November 13, 2013 and February 19, 2014**
> **File No. 000-52953**

Dear Mr. Hurley:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief